

ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com   http://www.asiafiber.com

เลขทะเบียน บมจ. 237



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
<u>UNITED STATES OF AMERICA</u>



07028152

SUPPL

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule I2g3-2 (b) Exemption
<u>File No. 82-2842</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and   return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.



PROCESSED

NOV 2 6 2007

THOMSON
FINANCIAL



ASIA FIBER PUBLIC COMPANY LIMITED

Very truly yours,

Mr.Chen Namchaisiri
President

Enclosure

Factory : 406-7 Sukhumvit Road, Bangpoomai, Samuthprakarn 10280 Thailand. Tel. (66) 0-2323-9692, 0-2709-1030 Facsimile : (66) 0-2323-9577



(File No. 82-2842)
Annex A to Letter to the SEC
dated November 16, 2007 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document   Check if Enclosed

Title: _____ Annual Report
Date: as of _____
Entity requiring item: The Securities
Exchange of Thailand (the "SET") pursuant
to its rules governing listed companies.   _____

Title: Audited Financial Information
for Years Ended _____ and _____
Date: as of _____ and _____
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Unaudited Financial Information
for Years Ended _____ __ , 200__ and 200__
Date: as of _____ __ , 200__ and 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Interim Financial Information
for Three Months Ended September 30, 2007
and Review Report of Certified Public Accountant
Date: as November 16, 2007
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Invitation to Shareholders to
Attend Ordinary Meeting on _____ __,
Date: _____ __,
Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.   _____

Description of Document	Check if Enclosed

Title: Proxy Form for Ordinary Meeting of
Shareholders on _____ __, 200 __
Date: _____ __ , 200__
Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.   _____

Title: Prospectus for the Offering of
_____ Shares of Common Stock of the
Company
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Minutes of the _____ Shareholders
Meeting
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Press Release
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Other:

Title:

Date: _____ __ , 200__
Entity requiring item: _____



ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Surlyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 237



OPERATING RESULTS

ENDED September 30, 2007

The results for the first quarter of the fiscal year 2007/2008, ending on September 30, 2007 showed a net loss of 6.92 million Baht, or 0.15 Baht per share, while the corresponding results of previous year showed a net profit of 2.74 million Baht, or 0.06 Baht per share, a decrease of 9.66 million Baht, or 352.37%, the reasons were as follow:

1. Net sales decreased from 445.78 million Baht last year to 405.59 million Baht this year, a decrease of 40.19 million Baht or 9.02%. Domestic sales dropped from 240.63 million Baht last year to 182.05 million Baht this year, a decrease of 58.58 million Baht or 24.34%, while export sales increased from 205.15 million Baht last year to 223.54 million Baht this year, an increase of 18.39 million Baht or 8.96%, and gross margin from last year 9.85 million Baht or 2.21%. Meanwhile, gross margin from this year declined to 0.65 million Baht or 0.16%. The main reasons are our raw material cost is still on the high side but the highly competitive market situation did not allow full adjustment of our selling price per the actual cost.

2. Operating expense increased from 15.84 million Baht last year to 16.96 million Baht this year, an increase 1.12 million Baht or 7.11%.

On the other hand, interest expense decreased from 2.12 million Baht last year to 0.28 million Baht, a decrease of 1.84 million Baht or 80.8%, due to repayment of loans from the excess cash flow, and other income increased 10.84 million Baht last year to 10.98 million Baht this year, an increase of 0.14 million Baht of 1.27%.

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director



ASIA FIBER PUBLIC COMPANY LIMITED

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)

33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 237



(Reviewed Quarter – 1 F/S (F45-1)

Report: Reviewed Quarterly Financial Statements

ASIA FIBER PUBLIC CO., LTD.

Reviewed

Ending September 30, 2007

(In Thousands)

Quarter 1

Year	2007	2006
Net profit (loss)	(6,921)	2,742
EPS (baht)	(0.15)	0.06

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."



(Mr.Chen Namchaisiri)

Director

Factory : 406-7 Sukhumvit Road, Bangpoomai, Samuthprakarn 10280 Thailand. Tel. (66) 0-2323-9692, 0-2709-1030 Facsimile : (66) 0-2323-9577

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

JULY 1, 2007 TO SEPTEMBER 30, 2007



ASIA FIBER PUBLIC COMPANY LIMITED

Horwath

บริษัท บัญชีกิจ จำกัด

BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's Review Report

To the Shareholders and Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at September 30, 2007, the related statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended September 30, 2007 and 2006. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2007 in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated August 28, 2007. The Company's balance sheet as at June 30, 2007, which has been presented herein for comparative purpose, is a component of those financial statements, which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Mr. Pornchai Kittipanya-ngam)
Authorized Auditor No. 2778

Bangkok
November 12, 2007

Bunchikij Co., Ltd.

87 อาคารโมเดิร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟ็กซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com   www.bunchikij.com

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND JUNE 30, 2007

Unit : Thousand Baht

ASSETS

	Notes	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
CURRENT ASSETS			
Cash and cash equivalents	5	41,423	76,524
Trade accounts and notes receivable, net			
- Related companies	4	55,446	55,647
- Other companies	6	140,519	155,240
Inventories, net	7	320,272	310,659
Inventories in transit		5,994	3,683
Other current assets		16,570	14,818
Total Current Assets		580,224	616,571
NON-CURRENT ASSETS			
Investment in common shares of associated company	2.3, 3.5, 8	-	-
Investment in common shares of other company (general investment) - at cost	9	500	500
Property, plant and equipment, net	10, 11	439,448	442,755
Other non-current assets		512	531
Total Non-Current Assets		440,460	443,786
TOTAL ASSETS		1,020,684	1,060,357

Notes to financial statements are an integral part of these statements.



Unit : Thousand Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	9, 10	4,299	30,012
Trade account payables		40,283	38,737
Other current liabilities		34,680	43,265
Total Current Liabilities		79,262	112,014
Total Liabilities		79,262	112,014
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital,			
100,000,000 Ordinary shares of Baht 10 each,		1,000,000	1,000,000
- Issued and paid-up share capital,			
45,574,266 Ordinary shares of Baht 10 each,		455,743	455,743
Premium on share capital		369,500	369,500
Revaluation increment in land	9	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve	11	16,248	16,248
- General reserve		1,358	1,358
Deficit		(149,419)	(142,498)
Shareholders' Equity, Net		941,422	948,343
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,020,684	1,060,357

Notes to financial statements are an integral part of these statements.



ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Thousand Baht

	Notes	Sep. 30, 2007	Sep. 30, 2006
REVENUES			
Net sales	4	402,851	444,282
Service income		2,742	1,501
Other income	4	10,976	10,838
Total Revenues		416,569	456,621
EXPENSES			
Cost of sales		404,176	434,715
Cost of services		2,071	1,210
Selling and administrative expenses		16,725	15,599
Directors' remuneration		238	238
Total Expenses		423,210	451,762
Profit (Loss) before Interest Expense		(6,641)	4,859
Interest Expense		(280)	(2,117)
NET PROFIT (LOSS)		(6,921)	2,742
Basic Earnings (Loss) per Share	3.13	-0.15	0.06
Weighted Average Number of Ordinary Shares	(Shares)	45,574,266	45,574,266

Notes to financial statements are an integral part of these statements.





4

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Thousand

	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Retained Earnings			Net
					Appropriated for			
					Legal Reserve	General Reserve	Deficit	
Balance as at July 1, 2006		455,743	369,500	247,992	16,248	1,358	(115,320)	975,
Net profit for the period		-	-	-	-	-	2,742	2,
Balance as at September 30, 2006		455,743	369,500	247,992	16,248	1,358	(112,578)	978,
Balance as at July 1, 2007		455,743	369,500	247,992	16,248	1,358	(142,498)	948,
Net loss for the period		-	-	-	-	-	(6,921)	(6,
Balance as at September 30, 2007		455,743	369,500	247,992	16,248	1,358	(149,419)	941,

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Thousand Baht

	Notes	Sep. 30, 2007	Sep. 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net profit (loss)		(6,921)	2,742
Adjustments to reconcile net profit (loss) to net cash			
provided by (used in) operating activities			
Reversal of allowance for slow-moving spare parts for			
machinery, net		(54)	(64)
Depreciation		10,278	11,144
Gain on disposal of fixed assets		0	(302)
Disposal of spare parts for machinery		5	0
Unrealized loss (gain) on foreign exchange, net		5	(138)
Decrease (Increase) in Operating Assets:			
Trade accounts and notes receivable		14,917	14,623
Inventories		(9,613)	11,390
Inventories in transit		(2,311)	1,857
Other current assets		(1,752)	18,120
Other non-current assets		19	0
Increase (Decrease) in Operating Liabilities:			
Trade account payables		1,546	(6,348)
Other current liabilities		(8,585)	(2,375)
Net Cash Provided by (Used in) Operating Activities		(2,466)	50,649
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash proceeds from disposal of fixed assets		0	302
Purchases of fixed assets		(6,922)	(231)
Net Cash Provided by (Used in) Investing Activities		(6,922)	71

Notes to financial statements are an integral part of these statements.



ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Thousand Baht

	Notes	Sep. 30, 2007	Sep. 30, 2006
CASH FLOWS FROM FINANCING ACTIVITY:			
Decrease in bank overdrafts and short-term loans from			
financial institutions		· (25,713)	(60,000)
Net Cash Used in Financing Activity		(25,713)	(60,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(35,101)	(9,280)
CASH AND CASH EQUIVALENTS AT BEGINNING			
OF PERIOD		76,524	57,431
CASH AND CASH EQUIVALENTS AT END OF PERIOD		41,423	48,151
Additional Cash Flow Information:			
Cash payments during the period for:			
- Interest expense		585	2,825
- Withholding income tax deducted at sources		26	24

Notes to financial statements are an integral part of these statements.



1. GENERAL INFORMATION

1.1 Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The Company is engaged in manufacturing of nylon products.

1.2 The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand.

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

1.3 The number and cost of employees

		Reviewed/ Unaudited Sep. 30, 2007	Reviewed/ Unaudited Sep. 30, 2006
The number of employees	(People)	949	1,063
The cost of employees	(Million Baht)	42.6	44.5

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1 The financial statements have been prepared in accordance with Thai Generally Accepted Accounting Standards, which are issued under the Accounting Profession Act B.E. 2547, and according to the requirements of the Securities and Exchange Commission, and the regulation of the Stock Exchange of Thailand.

2.2 The measurement basis used in preparing the financial statements is that the other than those disclosed in notes to the financial statements, the financial statements are prepared on the historical cost basis.

2.3 The Company did not present separate financial statements and financial statements in which the equity method are applied as at June 30, 2007 and for the three-month period ended September 30, 2006 as required by the Accounting Standard No. 44 (revised 2550) "Consolidated and Separate Financial Statements" and the Accounting Standard No. 45 (revised 2550) "Accounting for Investments in Associates" since during the three-month period ended September 30, 2007, the Company has written-off the investment in common shares of Prachin Power Co., Ltd., the associated company, which the Central Bankruptcy Court sentenced the associated company to be bankrupt according to the Bankruptcy Act B.E. 2483. In addition, the financial position and results of operations of the separate

2. **BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)**

financial statements and the financial statements in which the equity method are applied are not different with the presented financial statements, which represent the investment in common shares at zero amount.

2.4 For convenience of the readers, an English translation of financial statements has been prepared from the statutory Thai language financial statements, which are issued for domestic financial reporting purposes.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

3.1 **Revenue Recognition**

Revenue from the sale of goods is recognized in the statements of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Service income is principally based on services rendered on an accrual basis.

Other income is recognized on an accrual basis.

3.2 **Cash and Cash Equivalents** .

Cash and cash equivalents mean cash on hand and deposits at financial institutions which the due-date are not over three months at financial institutions and which are not restricted in their uses.

3.3 **Allowance for Doubtful Accounts**

Trade accounts and notes receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

3.4 **Inventory Valuation**

The Company values its inventories at moving average cost or net realizable value, whichever is lower.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.5 Investments in Common Shares

3.5.1   As at June 30, 2007, investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero.

        The Company has written-off the investment in common shares of Prachin Power Co., Ltd., the associated company, which the Central Bankruptcy Court sentenced the associated company to be bankrupt according to the Bankruptcy Act B.E. 2483.

3.5.2   The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed. The cost of investment disposed during the year is determined by the weighted average method.

3.6 Property, Plant and Equipment and Depreciation

        Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

        The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

        The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.7 Impairment of Assets (Continued)

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

3.8 Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

3.9 Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.10 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.11 Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

3.12 Income Tax

The provision for income tax is based on the amount payable according to the Revenue Code (if any).

3.13 Basic Earnings (Loss) per Share

Basic earnings (loss) per share is determined by dividing the net profit (loss) by the weighted average number of ordinary shares outstanding during the periods.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through ordinary shareholders and/or directorships. Those significant transactions with related companies as included in the financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

As at September 30, 2007 and June 30; 2007, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship

As at September 30, 2007 and June 30, 2007, trade accounts and notes receivables from related companies consisted of:

Unit : Thousand Baht

	Audited Jun. 30, 2007	Increase	Decrease	Reviewed/ Unaudited Sep. 30, 2007
Thai Far East Co., Ltd.	106,954	73	95	106,932
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Asia Garment Co., Ltd.	234	200	308	126
Thai Sewing Industrial Co., Ltd.	135	135	206	64
Total	126,647	408	609	126,446
Less allowance for doubtful accounts	(71,000)			(71,000)
Net	55,647			55,446

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The aging analysis of the above trade accounts and notes receivable from related companies as at September 30, 2007 and June 30, 2007 are as follows:

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
Current to 3 months	258	489
Over 3 months to 6 months	145	64
Over 6 months to 12 months	391	732
Over 12 months	125,652	125,362
Total	126,446	126,647
Less allowance for doubtful accounts	(71,000)	(71,000)
Net	55,446	55,647

As at September 30, 2007 and June 30, 2007, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 126.0 million and Baht 126.1 million, respectively (the outstanding balances from these companies as at September 30, 2007 and June 30, 2007 totalling Baht 126.3 million). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71.0 million as at September 30, 2007 and June 30, 2007. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in the normal course of business.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The transactions with the related companies which included in the statements of income for each of the three-month periods ended September 30, 2007 and 2006 are as follows:

Unit : Thousand Baht

	Policy of Pricing	Reviewed/ Unaudited Sep. 30, 2007	Reviewed/ Unaudited Sep. 30, 2006
Net sales	Market Price	381	939
Interest income (on delay payment from customers)	Negotiated Agreement	722	722

5. CASH AND CASH EQUIVALENTS

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
Cash	383	402
Cash at banks - current a/c	734	1,691
Cash at banks - saving a/c	40,306	74,431
Total	41,423	76,524

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

6. TRADE ACCOUNTS AND NOTES RECEIVABLE - OTHER COMPANIES, NET

The aging analysis of trade accounts and notes receivable - other companies as at September 30, 2007 and June 30, 2007 are as follows:

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
Current to 3 months	148,989	163,661
Over 3 months to 6 months	-	49
Over 6 months to 12 months	-	-
Over 12 months	2,143	2,143
Total	151,132	165,853
Less allowance for doubtful accounts	(10,613)	(10,613)
Net	140,519	155,240

As at September 30, 2007 and June 30, 2007, the allowance for doubtful accounts amounted to Baht 10.6 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

7. INVENTORIES, NET

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
Finished goods	192,922	165,621
Work in process	101,087	117,815
Raw materials	17,176	18,547
Spare parts and factory supplies	12,580	12,169
Total	323,765	314,152
Less allowance for decline in value of inventories	(2,000)	(2,000)
allowance for slow-moving spare parts and factory supplies	(1,493)	(1,493)
Net	320,272	310,659

8. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY

Unit : Thousand Baht

The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
June 30, 2007				·		
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

For the three-month period ended September 30, 2007, the Company has written-off the investment in common shares of associated company. (please see as discussed in Note 2.3)

9. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
Thai Caprolactum Public Company Limited		
(Paid-up capital of Baht 8,576.4 million)	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

10. **PROPERTY, PLANT AND EQUIPMENT, NET**

Unit : Thousand Baht

	Audited Jun. 30, 2007	Increase	Decrease	Reviewed/ Unaudited Sep. 30, 2007
At Appraised Value				
Land and improvements	263,000	-	-	263,000
At Cost				
Buildings and improvements	378,784	211	-	378,995
Machinery and equipment	2,063,310	1,399	-	2,064,709
Spare parts for machinery	54,055	-	5	54,050
Furniture, fixtures and office equipment	14,648	12	-	14,660
Vehicles	5,252	-	-	5,252
Machinery and equipment in transit	-	5,300	-	5,300
Total	2,779,049	6,922	5	2,785,966
Accumulated Depreciation				
Buildings and improvements	326,586	3,323	-	329,909
Machinery and equipment	1,981,574	6,839	-	1,988,413
Furniture, fixtures and office equipment	14,288	48	-	14,336
Vehicles	4,469	68	-	4,537
Total	2,326,917	10,278	-	2,337,195
Net	452,132			448,771
Less allowance for slow-moving				
spare parts for machinery	9,377	-	54	9,323
Property, plant and equipment, net	442,755			439,448



10. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

Depreciation for each of the three-month periods ended September 30, 2007 and 2006 amounted to Baht 10.3 million and Baht 11.1 million, respectively.

The Company appraised its land by following Accounting Standard No. 32 issued by the Federation of Accounting Professions Under The Royal Patronage Of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at September 30, 2007 and June 30, 2007, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

As at September 30, 2007 and June 30, 2007, certain fixed assets with

a) The original costs totalling Baht 2,019.6 million and Baht 2,017.0 million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 327.0 million and Baht 331.0 million, respectively, are mortgaged/pledged as collateral for credit facilities with financial institutions as discussed in Note 11.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2007	Audited Jun. 30, 2007
Bank overdrafts	41	12
Liabilities under trust receipts	4,258	-
Short-term loans (interest rate at 5.08% p.a. as at June 30, 2007)	-	30,000
Total	4,299	30,012

As at September 30, 2007 and June 30, 2007, the Company has overdraft lines with several local banks totalling Baht 30 million and Baht 35 million respectively. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 10.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

(CONTINUED)

Liabilities under trust receipts and short-term loans of Baht 4.3 million and Baht 30.0 million as at September 30, 2007 and June 30, 2007, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 10.

Under the terms of trust receipts agreements, certain imported inventories have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for the trusted inventories or their sales proceeds.

12. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

13. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the Company's current financial position and results of operations and its forecasted financial information, believes that at present the Company has no such risk.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk. As at September 30, 2007, the unhedged foreign currency receivables amounted to U.S. Dollars 1.2 million.

13. DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivables and payable, and bank overdrafts and short-term loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

Investments in common shares of other company, for which there is no quoted market prices; a reasonable estimate of fair value, which has been calculated based on the underlying net asset base for such investment, approximates its carrying value.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements (Continued)

14. SEGMENTATION OF BUSINESS

Unit : Thousand Baht

Reviewed/ Unaudited

For the three-month period ended September 30, 2007

	Local	Export	Total
Net sales	179,312	223,539	402,851
Services income	2,742	-	2,742
Total	182,054	223,539	405,593
Cost of sales	173,820	230,356	404,176
Cost of services	2,071	-	2,071
Total	175,891	230,356	406,247
Gross profit (loss)	6,163	(6,817)	(654)
Other income			10,976
Selling and administrative expenses			(16,725)
Directors' remuneration			(238)
Interest expense			(280)
Net loss			(6,921)
Property, plant and equipment, net			439,448
Others			581,236
Total assets			1,020,684



14. SEGMENTATION OF BUSINESS (CONTINUED)

Unit : Thousand Baht

Reviewed/ Unaudited

For the three-month period ended September 30, 2006

	Local	Export	Total
Net sales	239,133	205,149	444,282
Services income	1,501	-	1,501
Total	240,634	205,149	445,783
Cost of sales	225,721	208,994	434,715
Cost of services	1,210	-	1,210
Total	226,931	208,994	435,925
Gross profit (loss)	13,703	(3,845)	9,858
Other income			10,838
Selling and administrative expenses			(15,599)
Directors' remuneration			(238)
Interest expense			(2,117)
Net profit			2,742
Property, plant and equipment, net			473,523
Others			681,349
Total assets			1,154,872

15. COMMITMENTS

As at September 30, 2007, the Company had
a)   unused letters of credit amounting to Baht 6.6 million.
b)   letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1.0 million.

16. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorised for issue on November 12. 2007. by the authorised directors.

ASIA FIBER PUBLIC COMPANY LIMITED

END